Exhibit 99.1

UK Insurer BHSF Selects Sapiens SaaS Platform for Digital Transformation and Enhanced
Customer Experiences

Sapiens IDITSuite and DigitalSuite unify BHSF’s customer journeys with digital-first, highly automated processes on the Microsoft Azure cloud

Holon, Israel, February 21, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that BHSF, a UK “profit for good” health and wellbeing provider, has chosen to deploy Sapiens Platform including Sapiens IDITSuite for Property & Casualty and Sapiens DigitalSuite.

Sapiens’ end-to-end solution includes core policy, billing, and claims, as well as digital customer/employee and employer applications, configured for BHSF’s personal accident and health and wellbeing cash plan products, all delivered in the Sapiens Cloud. The digital engagement will accelerate BHSF’s customer satisfaction and retention and contribute to KPI improvements market wide.

BHSF is transforming from its legacy mainframe application to gain greater agility and speed to market for changes using Sapiens’ no-code/low-code configuration tools. The solution provides out-of-the box functionality, combined with speed of change for configuration of new products, rating, document templates, and digital customer journeys. Being deployed in the Sapiens Cloud, hosted by Microsoft Azure, changes can be pushed live multiple times per day. This increases BHSF’s agility and speed of change, whilst the cloud hosting provides additional layers of protection of the confidential medical and health data of its members, ensuring data remains safe, encrypted, and secure at all times.

BHSF will benefit from Sapiens’ ecosystem, which provides access to over 60 insurtech partners, with their point solutions being consumed as part of the overall Sapiens’ offerings. Initially, BHSF will use Loqate for real-time postcode lookup and address verification but will expand further into Sapiens’ partner ecosystem over time.

“BHSF is on a direct path to profitable growth, and Sapiens’ leading solutions and strategy are key to our digital growth,” said Heidi Stewart, BHSF CEO. “By delivering hyper-personalised digital customer experiences, Sapiens will provide operational efficiencies through automation and straight-through processing. Sapiens also provides rich insurance domain experience and implementation methodology.”

“It’s gratifying to empower BHSF’s journey to automation and enable them to provide an insurance service that delivers customer experiences that are in line with their corporate strategy,” said Roni Al-Dor, Sapiens President and CEO. “Boosting efficiency, revenue and growth for our customers is our mission and responsibility.”

Sapiens IDITSuite is an AI-powered, end-to-end insurance software solution that supports customer acquisition, billing, finance, claims, and renewals. The solution features a low-code product and pricing configuration engine that accelerates speed to market. Sapiens DigitalSuite offers a comprehensive, cloud-native, future-proof digital engagement platform.

About BHSF

BHSF is a Birmingham, UK based not-for-profit insurer and well-being provider with a proud history dating back to 1873. Today, BHSF makes a positive impact on workplace wellbeing – helping to keep employees physically, mentally and financially healthy. BHSF services range from occupational health to employee benefits, employee support to health insurances. For more information visit BHSF.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

www.sapiens.com

Media Contact

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com